DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

21E

Heerlen (NL), 29 April 2008

DSM expects record year following very strong first quarter

- *Organic sales growth 14% due to strong business positions and favorable market conditions.*
- *EBIT from continuing operations up 22% despite lower US dollar and higher feedstock prices.*
- *Earnings per share up 42%.*
- *Execution of Vision 2010 strategy fully on track.*
- *Resumption of share buy-back program for next EUR 250 million as of 5 May.*
- *Outlook: 2008 EBIT expected to be EUR 870 million +/- 5%.*

Feike Sijbesma, chairman of the DSM Managing Board, made the following comment on the results: *'This has been a very strong quarter for DSM with excellent performances across the company, benefiting from the strength of DSM's positions in its various markets and favorable market conditions. We are conscious of the current less favorable macro-economic outlook, but thus far the conditions seen in Q1 have been sustained into the second quarter. We are now expecting 2008 to be a record year for DSM.'*

'The company's strong business performance confirms our belief in DSM's Vision 2010 strategy to focus on Life Sciences and Materials Sciences. The roll-out of the strategy remains firmly on track, as illustrated by the recent acquisition of the leading US biomedical materials company, PTG, and the major capital expenditure plans for DSM Dyneema. We are confident that DSM is well-placed to exploit the opportunities the markets are offering us.'

in EUR million	first quarter 2008	2007	+/-
Continuing operations:			
Net sales	**2,331**	**2,124**	**10%**
Operating profit before depreciation and amortization (EBITDA)	336	294	14%
Operating profit (EBIT)	**236**	**193**	**22%**
- Nutrition	79	63	25%
- Pharma	8	8	0%
- Performance Materials	80	75	7%
- Polymer Intermediates	40	31	29%
- Base Chemicals and Materials	48	29	66%
- Other activities	-19	-13	
Discontinued operations (DSM Special Products):			
Net sales	27	22	
Operating profit before depreciation and amortization (EBITDA)	2	1	
Operating profit (EBIT)	1	-1	
Total DSM:			
Net sales	**2,358**	**2,146**	**10%**
Operating profit (EBIT)	**237**	**192**	**23%**
Net profit before exceptional items	**162**	**128**	**27%**
Net result from exceptional items	-	-	
Net profit	**162**	**128**	**27%**
Net earnings per ordinary share in EUR:			
- total DSM	0.95	0.67	42%
- continuing operations	0.95	0.68	40%

In this report:

- *'operating profit' (before depreciation and amortization) is understood to be operating profit (before depreciation and amortization) before exceptional items;*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.*
- *'continuing operations' refers to the DSM operations excluding DSM Special Products.*

Net sales

in EUR million	first quarter 2008	2007	difference	volumes	prices	exch. rates	other
Nutrition	652	553	18%	11%	13%	-8%	2%
Pharma	207	197	5%	4%	6%	-5%	-
Performance Materials	601	595	1%	2%	2%	-3%	0%
Polymer Intermediates	342	315	9%	14%	2%	-7%	-
Base Chemicals and Materials	404	348	16%	5%	13%	-2%	-
Other activities	125	116					
Total, continuing operations	2,331	2,124	10%	7%	7%	-5%	1%
Discontinued operations	27	22					
Total	2,358	2,146					

Net sales from continuing operations in Q1 2008 increased by 10% compared with Q1 2007. Organic growth was very strong at 14%, which was evenly spread over volumes and prices. Volume growth was particularly strong in the nutrition and caprolactam markets because of firm demand, expanding market shares and an excellent manufacturing performance. Solid price increases were possible in the nutrition and fertilizer markets because of a favorable shift in the demand-supply balance and the differentiation strategy in Nutrition. In the anti-infectives markets there was an improvement from the low prices at the end of last year. A substantial part of the organic growth was offset by much lower exchange rates versus the Euro (e.g. US dollar -13%).

Operating profit

The operating profit from continuing operations amounted to EUR 236 million in the first quarter, which is 22% higher than in the first quarter of 2007. This is in spite of feedstock and energy costs being some EUR 50 million higher, while much lower average currency exchange rates versus the Euro had an effect of some EUR 20 million (after hedging). In addition, the phasing-out of some contracts relating to the acquisition of Roche Vitamins had an effect of around EUR 10 million. On top of this innovation expenditure increased further, as planned. All of this was amply compensated for by substantially higher sales volumes and margins across the portfolio.

Business review by cluster

Nutrition

in EUR million	first quarter 2008	first quarter 2007
Net sales	652	553
Operating profit before depreciation and amortization	110	94
Operating profit	79	63

Sales in this cluster increased by 18%. Higher sales volumes and selling prices were partly offset by the lower exchange rate for the US dollar.

DSM Nutritional Products saw its sales volumes strongly increase compared to Q1 2007 due to market growth and the market-share increase during 2007. Prices were increased due to a more balanced supply-demand situation, especially in vitamin E and vitamin C. Carotenoid prices were somewhat lower than last year. DSM Nutritional Products' operating profit strongly increased as a result of higher volumes and margins despite the negative impact of the US dollar and the phasing-out of the Roche contracts. DSM Food Specialties showed a decrease in net sales and operating profit compared to the high results in Q1 2007, mainly due to lower sales in enzymes and functional foods and the negative impact of the dollar and feedstock costs.

Pharma

in EUR million	first quarter 2008	first quarter 2007
Net sales	207	197
Operating profit before depreciation and amortization	23	27
Operating profit	8	8

Sales were up 5% due to higher sales volumes and selling prices and despite the weaker US dollar.

The operating profit was equal to Q1 2007, being the balance of a lower result at DSM Pharmaceutical Products and a higher result at DSM Anti-Infectives. The lower result at DSM Pharmaceutical Products was caused by the final phasing-out of Roche contracts and temporarily low sales. At DSM Anti-Infectives the drop in prices that had been experienced at the end of last year turned around, somewhat offset by a weaker US dollar.

Performance Materials

in EUR million	first quarter 2008	2007
Net sales	601	595
Operating profit before depreciation and amortization	101	95
Operating profit	80	75

Higher sales volumes and higher selling prices (in total 4%) were to a large degree offset by the lower exchange rates for the US dollar and the pound sterling.

The operating profit for the cluster was up 7%. Higher sales volumes and higher margins were partially offset by expansion-related higher fixed costs. DSM Engineering Plastics posted a higher profit because of improved margins due to the fact that selling prices increased and raw-material prices decreased. DSM Dyneema's operating profit increased further due to higher sales enabled by the expanded production capacity. The operating profit of DSM Resins remained at the Q1 2007 level.

Polymer Intermediates

in EUR million	first quarter 2008	2007
Net sales	342	315
Operating profit before depreciation and amortization	46	37
Operating profit	40	31

Sales increased by 9%. Higher sales volumes and slightly higher selling prices were partly offset by the weaker US dollar.

Higher sales volumes and margins contributed to the strong increase in Polymer Intermediates' operating profit. The higher sales volumes are based on the excellent production performance of the caprolactam plants, the expanded production capacity for acrylonitrile and solid demand. Due to the tight supply-demand situation, prices were increased further in all markets.

Base Chemicals and Materials

in EUR million	first quarter 2008	2007
Net sales	404	348
Operating profit before depreciation and amortization	65	45
Operating profit	48	29

Sales for this cluster were up 16% from Q1 2007, mainly due to higher sales volumes and higher prices and despite the weaker US dollar.

Most businesses in this cluster posted a higher operating profit. DSM Agro sold slightly higher volumes at much higher prices. DSM Melamine improved its margins as selling prices increased more than feedstock costs. The operating profit of DSM Energy increased because of the higher production output and higher prices for oil and natural gas. DSM Elastomers' operating profit decreased as higher sales volumes could not completely compensate for the lower margins caused by higher feedstock costs and the lower US dollar.

Other activities

in EUR million	**first quarter 2008**	**2007**
Net sales	125	116
Operating profit before depreciation and amortization	-9	-4
Operating profit	-19	-13

The operating profit for Other activities was lower than in Q1 2007. The main reasons were much higher costs for share-based payments (because of the share-price development) and higher innovation expenditure.

Net profit
Net profit increased relative to Q1 2007, from EUR 128 million to EUR 162 million (27%).

Net finance costs amounted to EUR 18 million in Q1 2008. This is slightly above Q1 2007. The impact of a higher net debt was partially offset by lower effective interest rates.

At 25%, the *effective tax rate* in Q1 2008 was at the level of Q1 2007.

Net earnings per ordinary share increased by 42%, mainly because of the 27% increase in net profit and the reduced number of shares outstanding.

Assets held for sale
During the first quarter DSM announced the intended sale of DSM Special Products to Arsenal Capital Partners. The sale is expected to close in Q2 2008, subject to regulatory approvals. The operating profit of DSM Special Products, previously reported in the Nutrition cluster, improved in Q1 2008, mainly because of higher sales.

Cash flow, capital expenditure and financing
The cash flow (net profit plus depreciation and amortization) in the first quarter of 2008 amounted to EUR 263 million, up EUR 32 million from Q1 2007. At EUR 98 million, capital expenditure (excluding acquisitions) was just below the level of depreciation and amortization (EUR 101 million), but clearly above the level of Q1 2007 (EUR 80 million). The operating working capital as a percentage of net sales was 0.8 percentage point higher than at year-end 2007 due to the seasonal increase following the low level of activity at the end of the year.

Net debt increased by EUR 18 million to EUR 1,356 million in Q1 2008.

Share buy-back program

In September 2007 DSM announced a second EUR 750 million share buy-back program, of which EUR 250 million was realized in the final quarter of 2007. In both programs DSM has, until now, purchased a total amount of EUR 1 billion in shares. DSM has decided to resume the remainder of the second EUR 750 million program on 5 May, for an amount of approximately EUR 250 million, and to review the timing of the buy-back of the final EUR 250 million at the beginning of next year.

This decision is in line with previously communicated cash allocation priorities and is reflecting the increased organic growth opportunities (e.g. the DSM Dyneema investment plan of USD 450 million) and acquisition opportunities (such as the PTG acquisition announced yesterday, but also the continued search for larger acquisitions). Also in view of the situation in the global credit markets DSM has decided to retain prudent financial flexibility.

Workforce

The workforce increased overall by 110, from 23,254 at year-end 2007 to 23,364 at 31 March 2008. This was the effect of acquisitions and expansions.

Progress update on DSM Strategy *Vision 2010*

DSM's acceleration of the strategic program *Vision 2010 – Building on Strengths*, announced in September 2007, focuses on delivering faster growth, higher margins and improved earnings quality from the company's portfolio. The strategy will see the transformation of DSM into a Life Sciences and Materials Sciences company, capable of sustainable growth.

The key drivers for growth – market-driven growth and innovation, increased presence in emerging economies and operational excellence – remain at the heart of DSM's strategy.

In the first quarter several acquisitions following the accelerated *Vision 2010* strategy were announced. DSM Resins acquired US-based specialty-resins producer Soluol which makes high performance urethane resins used in a wide range of applications with annual sales of USD 20 million. DSM Resins also acquired Polymeric Processes, Inc., an innovative producer of UV-curable coatings for tube and pipe applications.

DSM Food Specialties acquired CMT Srl in Italy, a company dedicated to the production of the Copan Milk Test.

Yesterday, DSM announced the acquisition of The Polymer Technology Group (PTG) to expand its fast growing biomedical materials business at the crossroads of Life Sciences and Materials Sciences. PTG expects to realize approximately USD 40 million in net sales in 2008 with an above-average operating profit margin.

DSM Venturing announced its first investment in China and also acquired a significant minority stake in IQ Therapeutics BV.

A number of investments aimed at future profitable growth were announced during the quarter such as an investment of EUR 15 million in a new resins plant in Meppen (Germany). More recently DSM announced plans for the largest investment program ever for DSM Dyneema, expected to involve up to USD 450 million. DSM Powder Coating Resins announced a long-term manufacturing plan to expand its polyester powder coating resin facilities.

DSM recently opened a market development plant for PA4T, the first new polymer of the 21st century, for use in electronics and other applications. Since the announcement of PA4T in September 2007, numerous trials at selected customers have been completed. The initial results and customer feedback are very positive and with the opening of the market development plant customer access to PA4T will be extended.

As a result of the accelerated shift towards Life Sciences and Materials Sciences, DSM announced that a number of businesses which do not fit in with the accelerated strategy will be carved out and divested. This process started at the end of 2007. The carve-out is on schedule and is expected to be completed by mid 2008, with the divestment process for the major part commencing thereafter.

During the first quarter, DSM announced the intended sale of DSM Special Products to Arsenal Capital Partners. The sale is expected to close in Q2 2008, subject to regulatory approvals.

During the quarter, DSM introduced and announced many new innovations. The highlights can be found in an appendix to this press release.

Outlook

DSM experienced strong demand and pricing strength in most of its markets during the first quarter. DSM sees the following trends in its clusters:

- In Nutrition higher sales volumes are expected to be sustained, but growth rates will gradually come down approaching market growth, since market share increased already in the course of 2007. Continued good pricing strength is expected as a result of our successful differentiation activities, higher costs at our competitors and tight supply in several key products.
- In Pharma, the result of DSM Pharmaceutical Products is expected to recover from the weak first quarter. Anti-Infectives' pricing is currently in an upward trend, but is expected to remain on average below last year's level.
- The Performance Materials cluster is developing at a steady positive pace and will benefit from the start-up of several new plants later this year.
- In Polymer Intermediates (also supplying to Performance Materials) there is a tight market, facilitated by a very strong demand, especially in China. DSM does not foresee a short-term shift in these conditions.
- The dominant driver in Base Chemicals and Materials is fertilizers. The prolonged restructuring of the fertilizer industry and currently strong agricultural markets have resulted in a shift in the demand-supply balance, resulting in clearly higher prices.

The current macro-economic outlook is very uncertain. The positive business conditions could be affected by a global negative macro-economic trend. However, in its transformation process to a Life Sciences and Materials Sciences company, DSM has developed a much higher resilience to the business cycle, which is now becoming visible in Nutrition, Performance Materials and Pharma.

As a result DSM remains positive about the remainder of the year, in spite of a weakening US dollar and high feedstock and energy prices.

Based on the currently available information and barring unforeseen circumstances, DSM expects that the operating profit from continuing operations and before exceptional items in 2008 will be EUR 870 million, plus or minus 5%.

Heerlen, 29 April 2008

The Managing Board

Important dates:

Publication of second-quarter results:	Tuesday, 29 July 2008
Publication of third-quarter results:	Monday, 27 October 2008
Annual Report 2008:	Wednesday, 18 February 2009 (updated)
Annual General Meeting:	Wednesday, 25 March 2009 (updated)

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information
DSM, Corporate Communications,
Tel. +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors
DSM Investor Relations
Tel. +31 (45) 5782864
e-mail: investor.relations@dsm.com
Internet: www.dsm.com

Condensed consolidated statement of income

first quarter 2008			in EUR million	first quarter 2007		
before exceptional items	exceptional items	total		before exceptional items	exceptional items	total
2,358	-	2,358	net sales	2,146	-	2,146
338	-	338	operating profit before depreciation and amortization (EBITDA)	295	-	295
237	-	237	operating profit (EBIT)	192	-	192
1	-	1	operating profit from discontinued operations	-1	-	-1
236	-	236	operating profit from continuing operations	193	-	193
-18	-	-18	net finance costs	-17	-	-17
0	-	0	share of the profit of associates	-1	-	-1
218	-	218	profit before income taxation expense	175	-	175
-54	-	-54	income tax expense	-44	-	-44
164	-	164	net profit from continuing operations	131	-	131
0	-	0	net profit from discontinued operations	-1	-	-1
164	-	164	profit for the period	130	-	130
-2	-	-2	minority interests	-2	-	-2
162	-	162	net profit	128	-	128
162	-	162	net profit	128	-	128
-3	-	-3	dividend on cumulative preference shares	-3	-	-3
159	-	159	net profit used for calculating earnings per share	125	-	125
101	-	101	depreciation and amortization	103	-	103
260	-	260	cash flow	228	-	228
		98	capital expenditure			80
		26	acquisitions			26
			per ordinary share in EUR*:			
0.95		0.95	- net earnings, total DSM	0.67		0.67
0.95		0.95	- net earnings, continuing operations	0.68		0.68
1.56		1.56	- cash flow	1.23		1.23
		166.9	average number of ordinary shares (x million)			185.2
		167.0	number of ordinary shares, end of period (x million)			185.5
		23,364	workforce at end of period			**23,254
		7,253	of which in the Netherlands			**7,219

* After deduction of dividend on cumulative preference shares.
** Year-end 2007.

This quarterly report has not been audited.

Consolidated balance sheet

in EUR million	31 March 2008		year-end 2007	
intangible assets	1,035		1,037	
property, plant and equipment	3,364		3,440	
deferred tax assets	304		346	
prepaid pension costs	1,196		1,169	
associates	24		20	
other financial assets	142		126	
non-current assets		6,065		6,138
inventories	1,583		1,547	
trade receivables	1,790		1,452	
other receivables	119		235	
financial derivatives	135		83	
current investments	4		4	
cash and cash equivalents	408		369	
current assets		4,039		3,690
assets held for sale		82		-
total assets		10,186		9,828

in EUR million	31 March 2008		year-end 2007	
shareholders' equity	5,307		5,310	
minority interests	72		73	
equity		5,379		5,383
deferred tax liabilities	346		344	
employee benefits liabilities	259		273	
provisions	162		170	
borrowings	1,535		1,560	
other non-current liabilities	33		35	
non-current liabilities		2,335		2,382
employee benefits liabilities	19		9	
provisions	101		91	
borrowings	284		192	
financial derivatives	84		42	
trade payables	1,305		1,124	
other current liabilities	630		605	
current liabilities		2,423		2,063
liabilities held for sale		49		-
total equity and liabilities		10,186		9,828

	31 March 2008	year-end 2007
capital employed	5,956	5,982
equity / total assets	53%	55%
net debt	1,356	1,338
net debt / equity plus net debt	20%	20%
Operating working capital (OWC)	2,068	1,875
OWC / 4 x quarterly net sales	22.2%	21.4%

This quarterly report has not been audited.

Condensed consolidated cash flow statement

in EUR million	first quarter 2008		2007	
Cash and cash equivalents at beginning of period		369		552
Operating activities:				
- net profit plus depreciation and amortization	263		231	
- change in working capital	-226		-112	
- other changes	59		-10	
	---------		---------	
cash flow from operating activities		96		109
Investing activities:				
- capital expenditure	-124		-71	
- acquisitions	-25		-21	
- sale of subsidiaries	-		-	
- divestments	3		-	
- other changes	-9		1	
	---------		---------	
net cash from investing activities		-155		-91
dividend		-		-
net cash from financing activities		98		8
effects of changes in consolidation and exchange differences		0		-
		---------		---------
Cash and cash equivalents at end of period		408		578

Condensed statement of changes in shareholders' equity

in EUR million	first quarter 2008	2007
Balance at beginning of period	5,310	5,784
Changes:		
- net profit	162	128
- exchange differences, net of income tax expense	-49	-21
- dividend	-152	-131
- repurchase of ordinary shares	-	-
- proceeds from reissue of ordinary shares	2	12
- other changes	34	-4
	---------	---------
Balance at end of period	5,307	5,768

This quarterly report has not been audited.

Appendix

Examples of DSM's innovation initiatives in Q1 2008:

Nutrition:

- DSM Nutritional Products launched a new form of oily vitamin A without peanut oil, eliminating the risk of potential allergic reactions associated with this substance.
- DSM Nutritional Products also launched Resvida™, the purest and safest resveratrol, a substance produced by certain plants as part of their defense system against disease and infection.

Pharma:

- DSM Pharma Chemicals launched PharmaPLE™, a recombinant pig liver esterase which will help reduce production costs for pharma intermediates.
- DSM Biologics and Crucell announced another important milestone with the PER.C6® technology platform: a record level of 15 grams per liter at harvest for an antibody product. Two licensing agreements were concluded in the quarter.

Performance Materials:

- DSM Dyneema announced two new grades of Dyneema Purity®, the high performance polyethylene fiber for medical applications. Dyneema Purity® TG enables smaller implants, while Dyneema Purity® UG delivers enhanced performance to support long-term strength of implants.
- DSM Powder Coating Resins announced the latest addition to the HiTone product line: Uralac® P 772, a 70/30 hybrid polyester resin specially developed for medium and fast curing.
- DSM NeoResins+ launched two new resins for the flooring industry and a new high performance urethane for flexible packaging.
- DSM Composite Resins will supply new fiber composite nose and rear panels for the next generation of high-speed Dutch InterCity trains, removing 1000 kg of weight from the train.
- DSM Desotech introduced a new line of UV-curable corrosion resistant coatings for the metal tube & pipe industry.

Other innovation milestones:

- Four researchers of DSM Nutritional Products were awarded the prestigious Sandmeyer Prize by the Swiss Chemical Society for outstanding work on a new synthesis for Biotin (vitamin H).
- DSM received a grant from the US Department of Energy for a technical consortium on an innovative biotechnological approach to bioproducts and biofuels.
- DSM Composite Resins developed technology that will optimize the performance of the Dutch Olympic sailing team's 470 class racing dinghy at this summer's Olympic Games. The Dutch sailing team will also use ropes made with Dyneema®.
- DSM announced a cooperation with Roquette to implement and commercialize the fermentative production of biorenewable succinic acid, which – amongst other applications – opens the possibility to produce bio-based performance materials.
- Investments made by DSM Venturing in the first quarter:
  - Tianjin Green Bio-Science Co. Ltd. (China), a producer of biodegradable polymers and products.
  - IQ Therapeutics BV, a developer of antibody-based products for biodefense and for the prevention and treatment of infectious diseases.

END